MORRISON RESTAURANTS INC. AND SUBSIDIARIES

                                    EXHIBIT 21

                            SUBSIDIARIES OF REGISTRANT


   (a) The Registrant has no parent.

   (b) The Registrant's subsidiaries and their jurisdictions of each organization are as follows (100% of voting securities of each subsidiary owned by the Registrant):

Alabama:
    Galaxy Management, Inc.

California:
    Manask Food Service, Inc.

Delaware:

    Morrison International, Inc.
    Ruby Tuesday, Inc.

Pennsylvania:
    Custom Management Corporation

    John. C. Metz & Associates, Inc.

    Custom Management Corporation of Pennsylvania

    Morrison Custom Management Corporation of Pennsylvania

New Jersey:
    Morrison of New Jersey, Inc.


In addition to the subsidiaries listed above, the Registrant has a minority ownership in several operating subsidiaries and several wholly-owned and minority interests in non-operating subsidiaries created solely for the purpose of holding certain licenses.